Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

Transcript of Halliburton Company’s Fourth Quarter Earnings Conference Call

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EDITED TRANSCRIPT

HAL - Q4 2015 Halliburton Co Earnings Call

EVENT DATE/TIME: JANUARY 25, 2016 / 2:00PM GMT

OVERVIEW:

Co. reported 4Q15 total Co. revenue of $5.1b.

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JANUARY 25, 2016 / 2:00PM, HAL - Q4 2015 Halliburton Co Earnings Call

CORPORATE PARTICIPANTS

Kelly Youngblood Halliburton Company - VP, IR

Dave Lesar Halliburton Company - Chairman & CEO

Christian Garcia Halliburton Company - SVP, Finance & Acting CFO

Jeff Miller Halliburton Company - President

CONFERENCE CALL PARTICIPANTS

James West Evercore ISI - Analyst

Jud Bailey Wells Fargo Securities - Analyst

Angie Sedita UBS - Analyst

Dave Anderson Barclays Capital - Analyst

Bill Herbert Simmons & Co. - Analyst

Scott Gruber Citigroup - Analyst

Dan Boyd BMO Capital Markets - Analyst

Kurt Hallead RBC Capital Markets - Analyst

Sean Meakim JPMorgan Chase - Analyst

Michael LaMotte Guggenheim Securities - Analyst

Jim Wicklund Credit Suisse - Analyst

Rob Mackenzie Iberia Capital - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen and welcome to the Halliburton fourth-quarter 2015 earnings conference call. At this time, all participants are in a listen-only mode. (Operator Instructions). As a reminder, this call is being recorded. I would now like to introduce your host for today’s conference, Kelly Youngblood, Halliburton’s Vice President of Investor Relations. Sir, you may begin.

Kelly Youngblood - Halliburton Company - VP, IR

Good morning and welcome to the Halliburton fourth-quarter 2015 conference call. Today’s call is being webcast and a replay will be available on Halliburton’s website for seven days. Joining me today are Dave Lesar, CEO; Christian Garcia, acting CFO; and Jeff Miller, President.

During our prepared remarks, Dave will provide an update on the pending Baker Hughes transaction. However, due to the ongoing regulatory review, we will not be taking any questions today related to regulatory matters.

Some of our comments today may include forward-looking statements reflecting Halliburton’s views about future events. These matters involve risk and uncertainties that could cause our actual results to materially differ from our forward-looking statements. These risks are discussed in Halliburton’s Form 10-K for the year ended December 31, 2014, Form 10-Q for the quarter ended September 30, 2015, recent current reports on Form 8-K and other Securities and Exchange Commission filings. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

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JANUARY 25, 2016 / 2:00PM, HAL - Q4 2015 Halliburton Co Earnings Call

Our comments today include non-GAAP financial measures and unless otherwise noted, in our discussion today, we will be excluding the impact of these items. Additional details and reconciliation to the most directly comparable GAAP financial measures are included in our fourth-quarter press release, which can be found on our website.

Now I will turn the call over to Dave. Dave.

Dave Lesar - Halliburton Company - Chairman & CEO

Thank you, Kelly and good morning everyone. I want to begin with a few of our key accomplishments in 2015. First, total Company revenue of $23.6 billion declined 28% year-over-year, outperforming a 35% decline in both the average worldwide rig count and global drilling and completion spend. And even though it was a very tough market, I am pleased to say that, once again, we outpaced our peer group in North America and internationally, both sequentially and on a full-year basis.

I am especially pleased with the resilience of our international business. Despite lower revenues as a result of pricing concessions and activity reductions, we were able to improve operating margins during the year due to a relentless focus on cost management. We also outperformed our largest peers sequentially and on a full-year basis in both revenue and in margins.

And in North America, of course, it was beyond a challenging year where we saw unprecedented declines in activity. However, relative to the overall market, I am pleased with our performance. From the 2014 peak, our completions-related activity declined approximately 33% relative to a 64% reduction in the US land rig count. This clearly again demonstrates the customer flight to quality that has emerged during this downturn and positions us well for the market’s eventual recovery.

Now I would like to provide you with an update on the pending Baker Hughes acquisition. During the quarter, we announced that our timing agreement with the Department of Justice expired without reaching a settlement or the DoJ initiating litigation. In December, the DoJ informed us that they do not believe that our previously announced proposed divestitures are sufficient to address the DoJ’s concerns, but acknowledged that they would assess further proposals. With respect to the European Commission, the review has entered phase 2, which was anticipated and we recently advised the Commission that we plan to formally propose remedies which we believe should satisfy any competition concerns.

Earlier this month, Halliburton presented to the DoJ an enhanced set of proposed divestitures in order to seek their approval of the transaction. We also informally notified the EC and other jurisdictions about the enhanced divestiture package. The sales process for the planned divestiture continues and we are in discussions with interested buyers. There is no agreement to date with the DoJ or EC as to the adequacy of the proposed divestitures. Our conversations with the DoJ and the EC and other enforcement authorities continue with the desire to resolve their competition-related concerns as soon as possible.

Now I want to be clear that we remain committed to seeing this deal through despite the extended time required to obtain regulatory approvals. Now while it is taking longer than originally expected, we believe the compelling strategic and financial benefits for our shareholders inherent in this combination continues to remain intact. We strongly believe that the proposed merger is good for the industry and for our customers. The combination is expected to create an even stronger company and achieve substantial efficiencies, enabling us to compete aggressively to provide efficient, innovative and low-cost services. Completion of the transaction would allow us to better meet our customers’ oil services needs and help them operate more cost effectively, which is increasingly important due to the current state of the energy industry and oil and gas prices.

Finally, we agreed with Baker Hughes to extend the period to obtain required regulatory approvals to no later than April 30, 2016, but remain focused on completing the deal as early as possible. In the event regulatory approvals have not been received by April 30, the merger agreement does not terminate automatically. Both companies may continue to seek regulatory approval or either company may terminate the merger agreement.

Now, let me discuss what we’re seeing in the market today and our prospects and challenges for the coming year, and then Christian will discuss our fourth-quarter results in more detail. Now this has certainly been the most challenging downturn that I’ve seen in my many, many years in business. We expect the market will continue to remain challenged in 2016 and that it will be the first time since the late 1980s that global upstream spending will decline for two consecutive years.

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JANUARY 25, 2016 / 2:00PM, HAL - Q4 2015 Halliburton Co Earnings Call

Commodity prices have been a moving target, forcing our customers to be cautious in providing visibility to us and their shareholders into their 2016 capital expenditure plans. Although we do not believe current oil prices are sustainable, they are without a doubt negatively influencing customer plans in the near term.

On a geographic basis, North America is expected to be the most impacted in 2016. Third-party surveys have also been a moving target, indicating a year-on-year decline in service spending from 30% up to as much as 50% and that’s on top of the estimated 40% decline in industry spend in 2015.

But the reality is, due to the macro uncertainties, many of our customers are managing their businesses in real time, rig by rig. Accordingly, we are going to take this market week by week and in some cases crew by crew. This is unlikely to change until our customers have confidence in a sustainable and economical oil price.

Now there are a number of moving parts in North America and my experience has taught me not to bet on the exact timing of a recovery. But we do expect that the longer it takes, the sharper the recovery will be. Until then, we will continue to execute our playbook and adapt our cost structure to market conditions while also positioning our North America land business for future success and ultimately to outperform the industry as the market recovers.

The international markets held up much better than North America in 2015. But they are also not immune to the impacts of lower commodity prices. Recent third-party surveys for international spend indicate a decline that may be up to 20%, which will be slightly worse than last year. We’re working diligently with our customers to improve economics of their projects through technology and operating efficiency, but do expect margins to be negatively impacted by lower activity levels and pricing pressures throughout the year.

Now looking at our geographies, we expect activity in the Middle East/Asia region to again be the most resilient in 2016 as recent mature field project awards throughout the Middle East are anticipated to move forward. However, we expect Australia, India and other markets across Asia to be impacted by reduced customer spending and delayed projects. Europe/Africa/CIS is also expected to experience activity declines across the entire region in 2016 with the most vulnerable areas being the North Sea and Angola where the offshore markets continue to face extremely challenging economics.

Customers are focused on reducing their cost structures through more efficient well design and the adoption of new standards for production systems, but these are structural changes that will take time to fully implement. And in Latin America, we expect lower activities across the region with the largest declines projected in Brazil and Mexico as a result of significant NOC budget constraints. Latin America is currently expected to have the largest percentage decline within our international markets.

So in summary, 2016 is simply going to be a tough slog through the mud, but I can tell you we’ll do what we have to do. We know what buttons to push and levers to pull and we will. We believe our customers will remain focused on cost per barrel optimization and gaining higher levels of efficiency, both of which bode very well for Halliburton.

Now it is very difficult to predict the exact timing, but once the market has visibility of the trough, the recovery will come into view and when it does, we expect the recovery will play out very similar to others where North America will rebound first and the strongest, followed by the international markets where the rebound will be more methodical. Now let me turn the call over to Christian to provide more details on our financial results. Christian.

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JANUARY 25, 2016 / 2:00PM, HAL - Q4 2015 Halliburton Co Earnings Call

Christian Garcia - Halliburton Company - SVP, Finance & Acting CFO

Thanks, Dave and good morning, everyone. Let me begin with a comparison of our fourth-quarter results to the third quarter of 2015. Total Company revenue of $5.1 billion represented a 9% decline while operating income declined by 7% to $473 million. All regions experienced revenue declines during the quarter led by North America as a result of continued activity and pricing headwinds.

For our international business, fourth-quarter revenue and operating income declined by 5% and 10% respectively as a result of price concessions and activity declines with our customers during the quarter. Additionally, due to customer budget constraints, we did not see the typical benefit from year-end equipment and software sales. In the Middle East/Asia region, revenue declined by 5% with a similar decline in operating income of 6%. Lower activity levels in Saudi Arabia and Iraq led the decline, partially offset by modestly higher sales in China and increased activity in Kuwait and Oman.

Turning to Europe/Africa/CIS, we saw the fourth-quarter revenue decline by 6% with a decrease in operating income of 18%. The decline for the quarter was primarily driven by a sharp reduction of activity in the North Sea, partially offset by higher activity in Angola and Algeria.

Latin America revenue and operating income declined by 6% and 9% respectively driven by reduced activity throughout most of the region. Partially offsetting this decline was improved activity levels in Mexico.

Moving to North America, revenue declined 13% with operating margins improving by approximately 160 basis points. Reduced activity throughout the US land was the primary driver of the revenue decline, especially in the pumping-related product lines. The margin improvement was primarily due to a spike in year-end completion tool sales in the Gulf of Mexico, which is not expected to repeat in the first quarter.

Margins also benefited from our aggressive cost-reduction efforts and minimal weather disruptions during the quarter. Our margins continue to include an elevated cost structure in North America in anticipation of the pending Baker Hughes acquisition. For 2015, our total Company decrementals were about half of the previous cycle due to actions we’ve been taking to adjust our cost structure throughout the year. In the fourth quarter, we incurred a charge of $192 million after tax consisting primarily of asset write-offs and severance-related costs. As industry fundamentals continue to weaken, we will continue to make further structural adjustments and may incur additional charges in the first quarter.

Our corporate and other expense totaled $70 million for the quarter, excluding costs related to the pending Baker Hughes acquisition. We anticipate that our corporate expenses for the first quarter will be approximately $70 million, excluding acquisition-related costs, and this will be the new run rate for 2016.

Our effective tax rate for the fourth quarter of approximately 19% includes a retroactive benefit from Congress’s recent approval of the Federal Research and Experimentation Tax Credit. As we go forward in 2016, we’re expecting the first quarter and full-year effective tax rates to be approximately 24% to 25%. Given the ongoing decline in activity levels, we further reduced our capital expenditures as we exited the year, ending 2015 with a total CapEx spend of $2.2 billion. Our current guidance for 2016 capital expenditures is $1.6 billion. This CapEx guidance includes the continued conversion of our fleet to Q10 pumps to support our service efficiency strategy, which is critical in this environment. We also expect depreciation and amortization to be approximately $1.9 billion for 2016. This is the first time in over a decade that our CapEx is lower than our expected DD&A expense, which demonstrates our commitment to live within our cash flows during this challenging period for the industry.

Turning to our operational outlook, the severity of the activity decline in the coming year continues to be unclear, but let me give you some comments for the first quarter. Our first-quarter international results will be subject to weather-related seasonality that occurs in geographies such as the North Sea and Russia, exacerbated by the uncertainty around customer spending levels for the coming year. Although difficult to predict at this point, we anticipate first-quarter Eastern Hemisphere revenues to decline sequentially by a low double-digit percentage with margins similar to the first quarter of 2015 levels.

In Latin America, we anticipate revenues to decline sequentially by a mid-teens percentage with margins retreating to the upper single digits. In North America, we also have limited visibility, but estimate that first-quarter revenues will decline with the US rig count, which is already down double digits against the fourth-quarter average. We currently anticipate margins to come in at around breakeven levels. And finally, we enter 2016 on a solid financial position with strong liquidity, which will enable us to address the current market challenges and be well-positioned for the industry’s eventual recovery. Now I’ll turn the call over to Jeff for the operational update. Jeff.

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JANUARY 25, 2016 / 2:00PM, HAL - Q4 2015 Halliburton Co Earnings Call

Jeff Miller - Halliburton Company - President

Thank you, Christian and good morning, everyone. To begin, I’d like to take a moment to congratulate all of our front-line people for delivering solid fourth-quarter results in a tough market. As Dave mentioned earlier, we’re expecting 2016 to be a very challenging year due to poor commodity prices and shrinking customer budgets. We believe that as the coming cycle unfolds, we’ll see a continuation of what began in 2015, customers seeking efficiency gains and discrete technology to help them bend the cost curve.

At lower commodity price levels, we believe the market will continue to evolve in this direction and customers will adopt products and services that help them produce wells with a lower cost per barrel of oil equivalent. Now this plays directly into Halliburton’s strengths. Helping our customers become more efficient on location can maximize their production, all of which contribute to lowering their unit cost per barrel of oil.

So regardless of the commodity price, we’re continuing to execute on our proven two-pronged strategy in this downturn. The first part being to control what we can control in the short term and second is to look beyond the cycle to prepare for recovery.

And with respect to the short term, this means making the tactical changes necessary to rightsize the business to the market. We revisited our cost profile throughout 2015 and made significant changes to help mitigate the impact on our operating margins and we’ll continue to do so.

It started with where we were. We systematically reviewed profitability at a granular, sub-productline level. This resulted in the consolidation of facilities in more than 20 countries around the world and closing down operations in two countries. And finally, current market conditions forced us to reduce global headcount by 25% in 2015, a necessary but very unfortunate reality.

The second part of our strategy is to look beyond the cycle and ensure the long-term health of the franchise. For example, aligning ourselves with the right customers, investing in technology and staying dead focused on superior execution. In terms of customer portfolio, we work to align ourselves with customers that have stronger balance sheets and fairway acreage in the basins.

In North America, our top 17 customers make up 50% of our revenue. When the downturn began, these customers were among the last to lay down rigs. Today, we’re collaborating with them on ways to lower their cost per BOE to a place where we can both be successful, and when the recovery comes, we believe that these operators and therefore Halliburton will be best positioned for the upside.

In terms of technology, 2015 was a successful year. Despite the downturn in activity, we saw an uptake of new technologies such as DecisionSpace and RockPerm helping customers maximize production and lower their cost per barrel of oil. A recent addition to our custom chemistry portfolio is our MicroScout service. MicroScout is a hydraulic fracturing treatment designed to deliver proppant into far field microfractures enhancing the productive life of new wells. Early trials have indicated more than a 20% uplift in production compared to offset wells.

Now technologies like MicroScout

represent years of research through a disciplined, multistage, gate program and although I typically spend more time talking about execution and how we get things done in the field, it’s important to point out that we’re executing in the technology side of our business as well. Through joint reach projects with our customers and by elevating field developed solutions, Halliburton is among the more efficient innovators in any industry.

Last year, Halliburton secured new patents at an R&D cost of less than $1 million per patent. In terms of R&D patent efficiency, which is central to the return on intellectual property, Halliburton is in the same range as other top global US patent leaders.

And finally, superior execution. Service quality is a frequently underappreciated piece of our business, but I can tell you that in a market like this a timely efficient job can be the difference between an economic well and an uneconomic well. So for many markets, contract extensions and project awards are influenced by service quality. Or simply put, it’s how we distinguish ourselves to win and retain the work.

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JANUARY 25, 2016 / 2:00PM, HAL - Q4 2015 Halliburton Co Earnings Call

Now looking at 2015, it was an extremely strong year for the quality of our operations. This was our third straight year of improvement in both safety and service quality metrics, both of which saw significant double-digit reductions from 2014. Even while the market is forcing us to streamline our footprint in the field, we’re improving our performance rates, essentially doing more with less and doing it better. We’re refining our processes and systems, eliminating everything that’s not required to deliver our value proposition. You’ll be hearing more about this throughout 2016 as this is not a one-time event. It’s the relentless focus on efficiency and process improvement that makes us the execution company.

We believe that these elements — our strong customer portfolio, our efficient technology spend and our superior service quality — provide a strong foundation for our business. We’re confident that by executing on our strategy and building on the successes, we can continue to outperform our competitors both during the downturn and when the recovery comes. Now let me turn the call back to Dave for his closing comments. Dave.

Dave Lesar - Halliburton Company - Chairman & CEO

Thanks, Jeff. Let me sum it up. As I said, 2016 is shaping up to be one tough slog through the mud and the industry is going to have to take it a quarter at a time. We have a seasoned management team and a proven playbook that has served us well during previous cycles and we’re entering the year from a position of strength with a solid financial position.

We’re focused on maintaining a strong customer portfolio, investing in more efficient technology and delivering reliable, best-in-class service quality for our customers and are preparing the business for growth when the industry recovers. And as we demonstrated this year, whatever the market gives us, we will take it and then take some more.

And finally, we remain fully committed to closing the pending acquisition of Baker Hughes. We are diligently focused on the regulatory reviews, the divestiture process and planning for integration activities after we close the deal. So with that, let’s open it up for questions.

QUESTIONS AND ANSWERS

Operator

Thank you. (Operator Instructions). James West, Evercore.

James West - Evercore ISI - Analyst

So Jeff, really impressed with the international operations in 2015 — growing margins, outperforming on the revenue decline. Obviously, there’s a lot of cost management going on there. Could you maybe highlight a little bit further how you guys were able to outperform and what 2016 looks like in terms of your ability to continue to outperform?

Jeff Miller - Halliburton Company - President

Thank you, James. It really is around aggressive cost control. And we’ve been outperforming for a number of quarters. This looks like winning the right contracts and managing the heck out of the costs most certainly and it’s also a mature field strategy in action. A big piece of this is mature fields and where we see the benefit of scope, scale and that clarity of strategy, it’s a recipe for success. So really pleased with the performance and that team is right on top of their business.

James West - Evercore ISI - Analyst

And you think that outperformance could continue as we go through 2016?

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JANUARY 25, 2016 / 2:00PM, HAL - Q4 2015 Halliburton Co Earnings Call

Jeff Miller - Halliburton Company - President

Yes. So if we look at 2016, it will be a tougher slog in 2016, no question. We’re seeing fairly constant pressure around negotiation and tenders, but, in some cases, we are having what I would say positive collaborative discussions with clients around how to reduce uncertainty, increase system efficiency. So certainly pleased with our performance right now.

James West - Evercore ISI - Analyst

Got it. Thanks.

Operator

Jud Bailey, Wells Fargo.

Jud Bailey - Wells Fargo Securities - Analyst

Follow-up question on some of the international commentary earlier, specifically Latin America. I think there was a sequential revenue decline somewhere in the mid-teens. Christian or Dave, could you maybe give us a little bit of color? Is that based on activity declines? Is it pricing, both, or do you have any other major projects that may be rolling off? Just maybe a little more commentary over what’s driving Latin America at least in the first quarter.

Christian Garcia - Halliburton Company - SVP, Finance & Acting CFO

So in Latin America, if you look at our sequential declines, it was 6%, down 6%. It was driven by almost all countries except for Mexico. Now on a productline by productline basis, we had actually good Landmark and Baroid; however, we also had some expenses associated with our vessels in Mexico.

Dave Lesar - Halliburton Company - Chairman & CEO

Maybe one further comment. Across the piece, it’s a tough slog in Latin America. Nearly every country is facing some sort of particular challenge whether it’s macroeconomic or just pure facing down commodity price, which is an example for a Colombia, for example. So we’re seeing historical lows in terms of rig activity in a couple of countries and I don’t see that changing.

Jud Bailey - Wells Fargo Securities - Analyst

Okay. I guess I was more referencing the first quarter, some of the commentary. Didn’t you say, Christian, mid-teens sequential decline for revenue?

Christian Garcia - Halliburton Company - SVP, Finance & Acting CFO

Yes, that is absolutely correct. And it’s because of the macro headwinds that Latin America is facing. As Dave pointed out, Latin America will probably be the most challenged international region that we have and it’s particularly acute in Mexico and Brazil.

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JANUARY 25, 2016 / 2:00PM, HAL - Q4 2015 Halliburton Co Earnings Call

Jud Bailey - Wells Fargo Securities - Analyst

Okay. All right. And my follow-up, Dave, maybe if you could maybe talk a little more about North America and I guess specifically the nature of discussions with customers and maybe how those are evolving with commodity prices to start the year. They are obviously going through a number of different budget initiatives. Maybe you could talk a little bit about any visibility that you have or don’t have and what customers are communicating and how they are thinking about the first half of 2016 in North America.

Dave Lesar - Halliburton Company - Chairman & CEO

Yes, I’m talking almost every day with the CEOs of our customers and I would say that it’s a real challenge out there. And I guess the way I would sum it up is there is sort of a constant revision of budgets going on and those revisions are clearly with a downward bias. So the way I would describe it is, right now, our customers don’t know what they are going to spend, where they are going to spend it and when they are going to spend it in North America at this point in time, which is why I made the comment earlier we really are trying to run the business on literally a week-by-week, crew-by-crew, unit-by-unit basis until our customers see some stability in pricing where they can then put a stake in the ground. But until they can put that stake in the ground, we’re just going to have to remain very flexible and I like our chances in that kind of a market.

Jud Bailey - Wells Fargo Securities - Analyst

Great. Thank you.

Operator

Angie Sedita, UBS.

Angie Sedita - UBS - Analyst

Good morning, guys and certainly I echo James’ comments on a very impressive quarter and year given overall market conditions. So a little bit of granularity on the US pressure pumping market. In the past, you’ve done some work on the potential level of attrition, specifically for pumps and engines versus fluid ends, so any color further on the attrition side? And are you starting to see a change of behavior by the small pressure pumpers where they are starting to become more aggressive in either pulling out of the market or on the cost side, or can they?

Jeff Miller - Halliburton Company - President

Attrition is really the story here and consistent with remarks before, we see today about half the equipment is idled. That’s equipment that’s not being maintained and is being cannibalized for parts more broadly. The service intensity, believe it or not, continues to creep up. So we saw a 9% sequential increase in profit pumped on a per well basis, which means equipment is working harder than it ever has. We estimate 4 million to 6 million horsepower that will be out of the market by the second half of 2016. My gut says we’re at the top end of that range right now. And this is really why we’re committed to Frac of the Future. It’s the cost of the pump and it’s the total operating cost of the equipment that matters, in my view, the most and that’s what will have Halliburton best positioned for the recovery.

Angie Sedita - UBS - Analyst

Okay, very, very helpful. And then any change in behavior with the small guys given where their margins are and [overall] profitability, or status quo with what you saw in the second half of 2015?

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9

JANUARY 25, 2016 / 2:00PM, HAL - Q4 2015 Halliburton Co Earnings Call

Jeff Miller - Halliburton Company - President

We don’t see ourselves as competing with that group, but they are certainly aggressive in the marketplace. We haven’t seen them back off. But, again, this is the reason why we have strategically invested in Frac of the Future and surface efficiency and then the custom chemistry that we deliver. I talked about some of that in my earlier comments. Those are the things that differentiate Halliburton.

Angie Sedita - UBS - Analyst

Okay, perfect. And then as an unrelated follow-up, on the merger, obviously, you can’t talk about the regulatory process, but, Dave and Mark, you’ve commented in the past that you’ve reiterated your confidence on the cost synergies with Baker cutting pretty aggressively as well on the cost side. Can you talk about the cost synergies, your confidence there into 2016/2017?

Dave Lesar - Halliburton Company - Chairman & CEO

Angie, I don’t want to elaborate anymore, but the cost synergy story stays intact.

Angie Sedita - UBS - Analyst

Okay, perfect. Thanks. I’ll turn it over.

Operator

Dave Anderson, Barclays.

Dave Anderson - Barclays Capital - Analyst

So you mentioned several mature field projects in the Middle East, I think, you said are poised to move ahead. How do you think the Baker Hughes transaction is having an impact on bidding of this type of work? I guess I’m just kind of wondering, with the uncertainty around the divestitures, it must make it a bit challenging for both you and your customers in terms of putting together and evaluating bids. Can you just talk a little bit about how this is being handled?

Dave Lesar - Halliburton Company - Chairman & CEO

Yes. Dave, as you can appreciate, I don’t think we want to go there.

Dave Anderson - Barclays Capital - Analyst

Okay.

Dave Lesar - Halliburton Company - Chairman & CEO

They still compete with us. We’re still running our companies separately and they are in the market making their own pricing decisions and where they tender and how they tender, and we don’t have any visibility into that.

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10

JANUARY 25, 2016 / 2:00PM, HAL - Q4 2015 Halliburton Co Earnings Call

Dave Anderson - Barclays Capital - Analyst

Okay. On a separate subject on North America, on your North American margins, I noticed the D&E margins in North America improved quite a bit this quarter. C&P was more or less as expected. I think you said in the release it was something to do with offshore. Can you expand a bit? Obviously, it wasn’t the completion sales. Can you talk a little bit about what’s going on? Is that a trend we should be expecting and maybe kind of your outlook on how you are seeing the Gulf of Mexico this year?

Christian Garcia - Halliburton Company - SVP, Finance & Acting CFO

So on your question around D&E, D&E was also benefited from obviously aggressive cost reductions, as well as Baroid and Landmark had good quarters. In terms of just the overall completion tool sales in the Gulf of Mexico, as we pointed out in the prepared remarks, we don’t expect that to repeat in the first quarter.

Dave Anderson - Barclays Capital - Analyst

Okay.

Jeff Miller - Halliburton Company - President

I think it’s important — let me just follow that up — because our D&E business is executing really well. Those guys are dead focused on winning the right contracts. We’re seeing the benefit of a lot of work in key markets for all of our D&E service lines.

Dave Anderson - Barclays Capital - Analyst

Do you think you can keep those margins where they are over the next couple quarters? In D&E?

Christian Garcia - Halliburton Company - SVP, Finance & Acting CFO

Well, we’re taking it one quarter at a time and we’ll just have to see.

Dave Anderson - Barclays Capital - Analyst

Fair enough. Thanks.

Operator

Bill Herbert, Simmons & Company.

Bill Herbert - Simmons & Co. - Analyst

Dave, with regard to your cost structure, you extolled an exceedingly realistic outlook for 2016, international down as much as 20% and North America down anywhere from 30% to 50%. Given the adjustments that you’ve made over the preceding two quarters, are you right-sized for this expected level of activity in 2016 now?

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11

JANUARY 25, 2016 / 2:00PM, HAL - Q4 2015 Halliburton Co Earnings Call

Jeff Miller - Halliburton Company - President

We are always reducing costs and so, as Dave described, it is a moving target, but there are still a number of areas where we continue to work on reducing costs, both at the variable cost, as well as around some of those sustainable fixed cost items like refining our maintenance processes takes out cost, value engineering exercises that are taking place. We, in one case, took more than 20% of the cost out of 20 products. So we’re constantly, as I say, reviewing the structure, but I do believe these are things that best position Halliburton for the recovery.

Bill Herbert - Simmons & Co. - Analyst

Okay. And two housekeeping items for me to end it. (inaudible) Gulf of Mexico year-end completion tool sales and then also depreciation. Why is it going up when your capital spending is going down by as much as it is in 2016?

Christian Garcia - Halliburton Company - SVP, Finance & Acting CFO

Because of additional CapEx. So obviously, there is a layering effect on the CapEx. On your first question, what was the first question again, Bill? On the completion?

Bill Herbert - Simmons & Co. - Analyst

Gulf of Mexico year-end sales, what was [amenited]?

Christian Garcia - Halliburton Company - SVP, Finance & Acting CFO

We’re not going to provide that sort of detail. As I pointed out in the prepared remarks, the margin increase in North America has been due to both the completion tool sales in the Gulf of Mexico and also the impact of cost reductions that we did at the end of the third quarter. To give you just a little bit of additional color, the sequential decrementals for the US land in the fourth quarter was in the very low single digits. So as you can see, there has been a significant contribution from the cost cuts that we did in the third quarter.

Bill Herbert - Simmons & Co. - Analyst

Very good. Thank you.

Operator

Scott Gruber, Citigroup.

Scott Gruber - Citigroup - Analyst

I want to circle back to the international margin risk as this is very top of mind for investors currently. Obviously, your margins have proven very resilient, so kudos to you and your team. But this does lead some investors to believe that your clients abroad will simply continue to ask for larger and larger concessions until you’re down to very thin margins. Can you just comment conceptually on why this risk is low to help allay these fears in the marketplace?

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12

JANUARY 25, 2016 / 2:00PM, HAL - Q4 2015 Halliburton Co Earnings Call

Jeff Miller - Halliburton Company - President

I think the investment internationally, at least by Halliburton, we were always sizing largely to the market that we saw. It’s a little bit different than maybe what we saw in North America and so I think that our ability to pull levers internationally in key markets is probably more focused. And again, I think the ability to size as we move along will bode well for us.

Dave Lesar - Halliburton Company - Chairman & CEO

Let me just add a little color to that. Of course the way you do business between international markets and the US market is also quite different. With the drilling and completion efficiencies that we’ve gotten in the US, the time to drill and complete a well has been dramatically reduced, which means the time between when you can price what does a frac cost, or what does drilling cost, or what does a mud job cost is very dynamic, very real time and it’s very transactional. The international market still continues to be a long-term contract market, so the discussions that you have with customers around price concessions and scope changes is typically done within the context of an existing long-term contract, which gives you more of a seat at the table and more of an ability to convince the customer that what you’re delivering is adding value, or that you have ideas where their contracts can get more efficient and therefore reduce their cost per BOE. And customers always have the ability to go out on tender, but those things typically take a while to come to fruition. So I think really the velocity by which business is done in North America is quite faster than it does in the international market and therefore, I think the margins will stay up at a higher level and not be compressed down to US levels.

Scott Gruber - Citigroup - Analyst

That’s good color. How should we think about the contract real risk then over the medium term, especially in light of these pricing concessions? If I recall, the contract role risk was material last recovery period. The starting point for pricing was obviously very high going into 2009, but just given the renegotiations that are ongoing today, does this minimize the contract role risk as we think about potential recovery in 2017, 2018?

Jeff Miller - Halliburton Company - President

I think the — this is an international question?

Scott Gruber - Citigroup - Analyst

Yes, focused on international, yes.

Jeff Miller - Halliburton Company - President

Yes, and so one of the things that we typically see internationally obviously that cycle lags the US cycle, and again these are also economies, in many cases, that are built around production of oil and gas and so from an activity perspective, they tend to be, on a relative basis, more resilient.

The second thing it does is it does provide the opportunity to better manage the work with some visibility, which helps us support margins and the second work with clients who are committed to a level of activity to then optimize that level of activity and that serves, I think, both our customers and us.

Scott Gruber - Citigroup - Analyst

Great. Thanks.

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13

JANUARY 25, 2016 / 2:00PM, HAL - Q4 2015 Halliburton Co Earnings Call

Operator

Dan Boyd, BMO Capital Markets.

Dan Boyd - BMO Capital Markets - Analyst

Dave, can you update us on your mature field strategy, the opportunities you are seeing in this market? And then, specifically, maybe tie that to Latin American margin projections going forward. I was under the assumption that mature fields was becoming a bigger piece of the pie in Latin America, so I’m wondering if once you adjust cost to the lower level of activity, can we actually see margins trend higher after the first quarter?

Dave Lesar - Halliburton Company - Chairman & CEO

Thanks. These are a good opportunity and we’re seeing more of them. But I would say they are still on a relative basis a small part of our business. Market conditions are creating demand for these sorts of investments, but clearly they bring a different risk profile. And so with that, they’ve got to have some key criteria like good rocks, good terms and service pullthrough. And so when we look in a commodity price like the one today, these projects will be more challenged and what happens in those is we’ll slow down activity around those the same as any operator would.

Dan Boyd - BMO Capital Markets - Analyst

Okay. And then unrelated follow-up, but can you give us an update on the additional costs you’re carrying in North America in preparation for the Baker acquisition?

Christian Garcia - Halliburton Company - SVP, Finance & Acting CFO

The costs associated with the service delivery platform that we’re keeping intact remains essentially the same in the last two quarters. It ran somewhere between 300 to 400 basis points and it remains at that level in the fourth quarter.

Dan Boyd - BMO Capital Markets - Analyst

Okay, thanks.

Operator

Kurt Hallead, RBC Capital Markets.

Kurt Hallead - RBC Capital Markets - Analyst

I was curious on the CapEx front, at $1.6 billion, how would we characterize say maintenance as a percentage of that?

Christian Garcia - Halliburton Company - SVP, Finance & Acting CFO

We really don’t look at it that way. Most of the maintenance expenditure is actually expensed and as such, our CapEx is pretty much based on the line-of-sight contracts and also the implementation of our strategic initiatives like the Q10.

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14

JANUARY 25, 2016 / 2:00PM, HAL - Q4 2015 Halliburton Co Earnings Call

Kurt Hallead - RBC Capital Markets - Analyst

Okay. And then you expect that $1.6 billion — I know there is a lot of change in the marketplace, clearly, but that $1.6 billion, you feel confident is based on existing contracts and not much movement on that going forward?

Christian Garcia - Halliburton Company - SVP, Finance & Acting CFO

Yes, yes. Let me give you an indication of how we run our capital program. Our capital program, as I said, is based on line-of-sight contracts, as well as the implementation of strategic initiatives. But as you know, we manufacture our own equipment. That gives us really a good ability to ramp down and ramp up depending on the market conditions that we’re seeing. So if you recall, in 2015, we began the year with guiding to flat CapEx to 2014 and ended up being down about 30% versus 2014. So that manufacturing capability has become a significant advantage here in this environment. So the fact that we can ramp up and ramp down, we’re going to adjust our CapEx program depending on the market conditions that we’re seeing in 2016, and if we do so, we will communicate that to the street.

Kurt Hallead - RBC Capital Markets - Analyst

All right, thanks. And then a follow-up would be you mentioned, Christian, North American decremental margins in low single digits during the fourth quarter. Do you feel you guys are at a point where the combination of your cost-reduction efforts and maybe good handle on where this market may be heading, is that the decrementals you would continue to expect in North America as you move forward?

Christian Garcia - Halliburton Company - SVP, Finance & Acting CFO

Well, we take it one quarter at a time, Kurt, if you think about Q1. If you look at our decrementals for the whole year in 2015, it was - for North America - it was about 40%. And if you do the math implied by our guidance for Q1, the sequential decrementals would be less than that, which incorporates the lower activities from a continuing decline in the US rig count, as well as not having the completion tools repeat in the first quarter. So we’re taking it one quarter at a time.

Kurt Hallead - RBC Capital Markets - Analyst

Okay. That’s great color. I do appreciate it. Thanks.

Operator

Sean Meakim, JPMorgan.

Sean Meakim - JPMorgan Chase - Analyst

On your international margin performance, I was just trying to look at it a little bit differently. I’m curious how much of the mix shift between offshore and onshore and spend the last couple of years has helped your margins and how that could be a benefit going forward.

Jeff Miller - Halliburton Company - President

I think it’s more of a shift between exploration and development may have a bigger impact than maybe onshore or offshore. Onshore is certainly an important and growing piece of our business in certain markets. But when we get to not only drilling, but also completions of the development space is right in our wheelhouse and we’ve seen, as the markets have contracted, quite a move that direction.

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15

JANUARY 25, 2016 / 2:00PM, HAL - Q4 2015 Halliburton Co Earnings Call

Dave Lesar - Halliburton Company - Chairman & CEO

If I can add to that, if you look at where Europe/Africa would have the most concentration of offshore is really the weakest. However, we also saw outperformance in that region and the Middle East/Asia has the highest concentration of mature fields and we also outperformed in that region. So both regions have been outperforming both on the onshore and offshore segments of our business.

Sean Meakim - JPMorgan Chase - Analyst

Right. Those are fair points. Thank you. And then just back to North America. On Frac of the Future, do you guys have an update of where your Q10 mix stands today and what you think it would look like at the end of the year based on the new CapEx guide?

Christian Garcia - Halliburton Company - SVP, Finance & Acting CFO

Right. At the end of the year, we had — about 60% of our fleet is Q10, so actually that’s higher than what we’ve guided during our Analyst Day. We said 50% by the end of 2016. We are at 60% right now and based on our capital plan, it should reach close to 75% by the end of 2016.

Sean Meakim - JPMorgan Chase - Analyst

Perfect. Thanks a lot.

Operator

Michael LaMotte, Guggenheim.

Michael LaMotte - Guggenheim Securities - Analyst

Dave, I was hoping you could elaborate a little bit on the comment in the press release about the CGG collaboration? What is entailed in that agreement and where you think it goes?

Jeff Miller - Halliburton Company - President

Look, we’re excited about that arrangement and we think it’s a great combination. A couple of points though, I think it demonstrates the value of DecisionSpace and its ability to adapt to and help in seismic interpretation. It also, I think, the relationship, advances our position there and our access to data to further develop [fab] software and serve a broader group of customers. The other thing that it does from our perspective is it puts us in the seismic interpretation part of that business where we believe it is — where there is a lot of value, but then keeps us out of the seismic acquisition business.

Michael LaMotte - Guggenheim Securities - Analyst

Is there any potential pullthrough on other services you think once you are in the door at the interpretation level?

Jeff Miller - Halliburton Company - President

Well, I think that we’ll work together, but I think the ability to advance the software and have bigger data sets to work with will always pull through, probably more in the software space than more traditional services, but clearly we believe this is a positive move by Landmark.

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16

JANUARY 25, 2016 / 2:00PM, HAL - Q4 2015 Halliburton Co Earnings Call

Michael LaMotte - Guggenheim Securities - Analyst

Thanks, Jeff.

Operator

Jim Wicklund, Credit Suisse.

Jim Wicklund - Credit Suisse - Analyst

How long will it take the industry to respond if oil prices one day were to go up and activity one day started to move up? How long would it take the industry to recover 15% of activity in terms of people, but industry overall?

Jeff Miller - Halliburton Company - President

I’d love to have that conversation with you. I think that it would be a real mix of response and by that I mean the service industry broadly has been beaten up pretty good at what we believe are unsustainable prices. But I think from our perspective, at least at Halliburton, I’m confident that we would respond quite quickly. If you recall, it was just 2014 when we hired more than 20,000 people onto the payroll at Halliburton. And then the way we’re taking care of our equipment now, I talked about the maintenance processes and the Q10 pumps. Our ability to respond would be fairly quick.

Jim Wicklund - Credit Suisse - Analyst

Okay. I appreciate that. And you talk about slower velocity in the international sector. We’ve seen guys like Chevron and obviously Pemex in Brazil cut CapEx. Usually they are done, like I said, more on a lower velocity level, more annual, longer-term contracts. US onshore can react immediately. How long will it take the NOCs and IOCs to start to pick up activity? Will it take an annual turn?

Jeff Miller - Halliburton Company - President

Again, you’re right that that velocity is slower, but at the same time it doesn’t slow down as quickly. So typically, we have seen that about a six-month lag behind the US internationally in terms of activity build, though it just tends to be more stable. A lot of government approval is required and partner requirements to get that ramped up. But inside of existing projects, I would say within six months to a year that activity could pick back up.

Jim Wicklund - Credit Suisse - Analyst

Six months to a year, okay. My unrelated follow-up, how many lower tertiary completions do you expect to do this year versus how many did you do last year?

Jeff Miller - Halliburton Company - President

Look, again, a bit of a moving target, so I won’t comment. If you think about it though as the lower tertiary is certainly a positive piece of our business. We love our position there with our ESTMZ and some of our other capability in the lower tertiary.

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17

JANUARY 25, 2016 / 2:00PM, HAL - Q4 2015 Halliburton Co Earnings Call

Jim Wicklund - Credit Suisse - Analyst

Okay, gentlemen. Thank you very much.

Operator

Rob Mackenzie, Iberia Capital.

Rob Mackenzie - Iberia Capital - Analyst

My question — I guess it’s for Christian — on receivables. Can you give us a feel for how much of your receivables might be with E&P companies that are distressed or at risk of being distressed to get a feel for the risk we might see for capital accounts?

Christian Garcia - Halliburton Company - SVP, Finance & Acting CFO

As Jeff pointed out in his prepared remarks, one of the key tenets of our strategy is customer alignment and based on that, the concentration of our customer in North America, 17 customers represent 50% of our revenues and those are the largest companies with better balance sheets that can withstand this downturn. Now, as such, we don’t have much exposure to the smaller guys, not to say that we’re totally immune, but there is much, much lower than other service providers in the market today.

Rob Mackenzie - Iberia Capital - Analyst

Okay. And my related follow-up I guess would be a similar question — internationally, vis-a-vis, NOCs such as PDVSA, Pemex, etc.?

Christian Garcia - Halliburton Company - SVP, Finance & Acting CFO

Absolutely. There is no question they have been slow paying. In fact, if you look at their [base] working capital, that’s gone up. Good to say that we lead in that metric and I think we’ve widened the gap against our peers. But in terms of international, those are the largest companies in the world and we don’t expect to have issues there as well.

Rob Mackenzie - Iberia Capital - Analyst

Okay, thanks.

Operator

At this time, I would now like to turn the call back to management for closing remarks.

Jeff Miller - Halliburton Company - President

Thank you, Danielle. So I’d like to wrap up the call with just a couple of key points. First, we continue to manage the near term, controlling costs while managing to our clients’ fluid capital spend outlooks. Second, we remain committed to positioning Halliburton for the recovery, which means delivering efficient technology that lowers the cost per BOE for our clients, while aligning with those clients with stronger balance sheets and fairway acreage positions. I thank you. I look forward to talking with you again next quarter. Danielle, you can close out the call.

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18

JANUARY 25, 2016 / 2:00PM, HAL - Q4 2015 Halliburton Co Earnings Call

Operator

Thank you. Ladies and gentlemen, thank you for participating in today’s conference. This concludes today’s program. You may all disconnect. Everyone, have a great day.

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19

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding market condition and activity, statements regarding Halliburton’s full year 2016 outlook and the anticipated benefits and synergies of the acquisition of Baker Hughes, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: with respect to the Baker Hughes acquisition, the timing to consummate the proposed transaction; the terms, timing and completion of divestitures undertaken to obtain required regulatory approvals; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’s products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; with respect to the Macondo well incident, final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement, including the results of any appeals of rulings in the multi-district litigation; indemnification and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services, and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration and success of acquired businesses and operations of joint ventures. Halliburton’s Form 10-K for the year ended December 31, 2014, Form 10-Q for the quarter ended September 30, 2015, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822.

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